Exhibit 3.5

                        Squire, Sanders & Dempsey
                           4900 Society Center
                            127 Public Square
                        Cleveland, OH  44114-1304

                             August 28, 1997



Van Kampen American Capital Distributors, Inc.
One Parkview Plaza
Oakbrook Terrace, Illinois  60181



     Re:   Insured Municipals Income Trust, Multi-Series 223
           (Ohio Insured Municipals Income Trust, Series 108)

Gentlemen:

     You  have  requested our opinion as to the Ohio tax aspects  of  the
Ohio Insured Municipals Income Trust, Series 108, which is part of the Insured Municipals Income Trust, Multi-Series 223 (the "Fund"). We understand that the Fund is organized under the Trust Indenture and Agreement, dated the date hereof, between Van Kampen American Capital Distributors, Inc., as Depositor, and The Bank of New York through its Wall Street Trust division, as Trustee. We further understand that (i) the Fund will issue Units of fractional undivided interests in several state trusts, one of which is the Ohio Trust ("Trust"), (ii) the Units will be purchased by various investors ("Certificateholders"), (iii) each Unit of the Trust represents a fractional undivided interest in the principal and net income of the Trust and represents $1,000 of principal amount of the obligations initially acquired by the Trust, and (iv) each state trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.

     In addition, we understand that (i) the Trust is comprised primarily of interest-bearing obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities thereof ("Ohio Obligations"), or by the governments of Puerto Rico, the Virgin Islands or Guam ("Territorial Obligations"), (ii) at all times at least fifty percent of the value of the total assets of the Trust will consist of Ohio Obligations, or similar obligations of other states or their subdivisions (but not including the value of Territorial
Obligations in the numerator for purposes of satisfying this fifty percent requirement), (iii) insurance guaranteeing the payment of all principal and inter on the Ohio Obligations and Territorial Obligations held by the Trust has been obtained by either the Sponsor or the Issuer or underwriter of the respective obligations, and (iv) distributions of interest received by the Trust will be mademonthly. We further understand that, based on the opinion of bond counsel with respect to each issue, of Ohio Obligations held or to be held by the Trust, rendered on the date of issuance thereof, interest on each such issue is excluded from gross income for federal income tax purposes under Section 103(a) of the Internal Revenue Code of 1986, as amended (the "Code"), its statutory predecessor or other provisions of federal law, provided that with respect to certain Ohio Obligations and Territorial Obligations, certain representations are accurate and covenants are satisfied.

     We understand that Chapman and Cutler has rendered an opinion that for federal income tax purposes the Trust will not be taxable as an association but will be governed by the provisions of subchapter J
(relating to trusts) of Chapter 1 of the Code; each Certificateholder will be considered the owner of a pro rata portion of the Trust under
Section 676(a) of the Code; the Trust itself will not be subject to federal income tax; each Certificateholder will be considered to have received his pro rata share of interest on the underlying bonds in the Trust when it is received by the Trust; and each Certificateholder will have a taxable event when the Trust disposes of an underlying obligation (whether by sale, exchange, redemption, or payment at maturity) or when the Certificateholder redeems or sells his Units.

     Based on the foregoing and upon an examination of such other documents and an investigation of such other matters of law as we have deemed necessary, we are of the opinion that under existing Ohio law:

          1. The Trust is not taxable as a corporation or otherwise for purposes of the Ohio personal income tax, Ohio school district or municipal income taxes, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

          2.   Distributions   with  respect  to  Units   of   the  Trust
     ("distributions") will be treated as the income of the Certificateholders for purposes of the Ohio personal income tax, and school district and municipal income taxes in Ohio, and the Ohio corporation franchise tax in proportion to the respective interest therein of each Certificateholder.

          3. Distributions properly attributable to interest on Ohio Obligations held by the Trust are exempt from the Ohio personal income tax, and school district and municipal income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Certificateholders.

          4. Distributions properly attributable to interest on Territorial Obligations held by the Trust the interest on which is exempt from state income taxes under the laws of the United States are exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio and, provided such interest is excluded from gross income for federal income tax purposes, are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Certificateholders.

          5. Distributions properly attributable to proceeds of insurance paid to the Trust that represent maturing or matured interest on defaulted obligations held by the Trust and that are excluded from gross income for federal income tax purposes will be exempt from Ohio personal income tax, and school district and municipal income taxes in Ohio, and will be excluded from the net income base of the Ohio corporation franchise tax.

          6.   Distributions  of  profit  made on the sale,  exchange  or other disposition by the Ohio Trust(s) of Ohio Obligations, including Distributions of "capital gain dividends" as defined in
     Section 852(b)(3)(C) of the Code, properly attributable to the sale, exchange of other disposition of Ohio Obligations are exempt from Ohio personal income tax, and school district and municipal income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax.

     We have not examined any of the obligations to be deposited in the Trust and express no opinion as to whether such obligations, interest thereon, or gain from the sale or other disposition thereof would in fact be exempt from any federal or Ohio taxes if such obligations were held, or such interest or gain were received, directly by the Certificateholders.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (No. 333-30341) relating to the Units referred to above, and to the reference to our firm as special Ohio tax counsel in said Registration Statement and in the Prospectus contained therein.

                                    Respectfully submitted,


                                    Squire, Sanders & Dempsey